SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

THROUGH January 29, 2008

(Commission File No. 1-15256)

BRASIL TELECOM S.A.
(Exact name of Registrant as specified in its Charter)

BRAZIL TELECOM COMPANY
(Translation of Registrant's name into English)

SIA Sul, Área de Serviços Públicos, Lote D, Bloco B
Brasília, D.F., 71.215-000
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Investor Relations
(55 61) 415-1140
ri@brasiltelecom.com.br

Media Relations
(1 212) 983-1702
cesarb@brasiltelecom.com.br

Free Translation

BRASIL TELECOM S.A.
Publicly Traded Company
Corporate Taxpayer Registration: 76.535.764/0001 -43
Board of Trade: 53 3 0000622 9

EXTRACT OF THE MINUTES OF THE MEETING OF THE BOARD OF DIRECTORS OF
BRASIL TELECOM S.A. OF JANUARY 29, 2008.

On January 29, 2008, at 10.15, the members of the Company’s Board of Directors, Messrs. Sergio Spinelli Silva Junior, Pedro Paulo Elejalde de Campos, Elemér André Surányi, Antonio Cardoso dos Santos, Ricardo Ferraz Torres and Kevin Michael Altit met at the headquarters of Brasil Telecom Participações S.A. (“Company”), at SIA SUL – ASP, Lote D, Bloco B, in the city of Brasília, Federal District, and unanimously decided: To summon an Annual and Extraordinary BT Shareholders Meeting to be held on March 18, 2008, at 12.00 p.m., to resolve on the following matters: Annual Shareholders Meeting: (i) To verify the management accounts and examine, discuss and vote on the Financial Statements and the Management Report for the fiscal year ended December 31, 2007; (ii) To decide on the year’s net income allocation and dividend distribution; and (iii) To elect the sitting and alternate members of the Fiscal Council and establish the individual compensation of its members; (iv) To elect the sitting and alternate members of the Company’s Board of Directors; and (v) To resolve on the election of the Chairman and Vice Chairman of the Company’s Board of Directors. Extraordinary Shareholders Meeting: (i) To establish the global compensation of the Company’s management. b) To approve the hiring of a supplier for the maintenance of the Brasil Telecom S.A. network; c) To approve Guarantees to the BNDES financing to 14 Brasil Telecom Celular S.A. The Company’s Board of Directors approved the management accounts, Financial Statements and the Management Report for the fiscal year ended December 31, 2007; net income allocation and dividend distribution for the fiscal year ended on December 31, 2007; and the proposal for the global compensation of the Company’s management to be submitted to the Shareholders Meeting. I certify that the aforementioned resolutions were extracted from the minutes registered in the Company’s Minute Book of the Board of Directors’ Meetings.

Brasília, January 29, 2008.

Darwin Corrêa
Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 29, 2008

BRASIL TELECOM S.A.

By:	/S/ Paulo Narcélio Simões Amaral
Name: Paulo Narcélio Simões Amaral Title: Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.